RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
                FOURTH QUARTER SALES RESULTS



GREER,  SOUTH CAROLINA - - Ryan's Family Steak Houses,  Inc.
(NASDAQ:RYAN) today announced that same-store sales for the 14-week period ended January 3, 2001 decreased by 2.2%.

Management noted that the fourth quarter's sales were adversely impacted by severe winter weather that repeatedly affected the Company's southern and midwestern regions during the second half of the quarter. While food costs have decreased, the Company's other fourth quarter operating expenses have been unfavorably affected by:
     Higher gas prices and the abnormally cold weather during both November and December, resulting in higher utility costs;
     Higher team member medical costs; and
     Greater impact from fixed costs due to the weak sales
     environment.

Details regarding the sales results follow:

                                      (Unaudited)
                               December          4th
                                 2000          Quarter

Total sales (000's)           $59,300         $177,394
Increase from prior year         +25%             +11%

Average unit sales:
Same stores (open at least 18 mos.)-5.2%         -2.2%
All stores (all Ryan's units)   -5.1%            -1.9%

It should be noted that the fourth quarters of 2000 and 1999 consisted of 14 and 13 weeks, respectively.

At  January  3,  2001, the Company owned  and  operated  301
Ryan's restaurants.

Financial results for the fourth quarter 2000 and fiscal year 2000 are expected to be released on January 31, 2001.
In addition, the Company's next accounting period consists of 5 weeks, ending on February 7, 2001.

Certain matters discussed in this release are forward-looking statements within the meaning of the federal securities laws and are subject to uncertainties and risks, including, but not limited to, general economic conditions; competition; weather fluctuations; the Company's ability to hire and retain management and hourly restaurant personnel; the Company's ability to locate acceptable sites and open new restaurants; changes in the prices of food products used in the Company's operations; and other such risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.